March 13, 2020

Via E-mail

Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Hong Kong

       Re:      Jumei International Holding Limited
                Schedule 13E-3 filed February 26, 2020
                Filed by Jumei International Holding Limited
                File No. 005-88610

                Schedule TO-T Filed February 26, 2020
                Schedule TO-C Filed February 25, 2020
                Filed by Jumei Investment Holding Limited, Super ROI Global Holding
                       Limited, and Leo Ou Chen
                File No. 005-88610

Dear Ms. Gao:

       The staff in the Office of Mergers and Acquisitions has reviewed your filings. We have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3
General

1. We note that members of the Offeror Group are not named as filing persons. We also note that Mr. Leo Ou Chen is the ultimate beneficial owner of Parent and Purchaser, and is the controlling shareholder of the Company. Please provide us with your analysis as to why
   Jumei Investment Holding Limited, Super ROI Global Holding Limited, and Mr. Chen are
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March 13, 2020
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   not named as filing persons. Alternatively, revise to include them as filers on the Schedule
   13E-3 and ensure that all of the disclosure required by that Schedule is provided as to them individually, to the extent not already included.

2. We note your disclosure that between January 2   January 10, 2020, Mr. Chen
participated in
   discussions with his advisors regarding acquiring all Class A Ordinary Shares not already owned by him and his affiliates. These discussions, according to your disclosure, included a summary analysis of steps, legal requirements and an estimated timeline for a transaction.
   Given that these discussions began on January 2, 2020, explain in your response letter why
   Mr. Chen and his affiliates did not file a Schedule 13D amendment until his take-private proposal was submitted to Jumei on January 11, 2020.

3. We note that Parent, Purchaser, and Mr. Chen filed an amended Schedule 13D but do not disclose that they became a member of a group. Given their joint filing agreement and their status as offerors for the tender offer, please provide your analysis as to why they are not members of a beneficial ownership group. Refer to Rule 13d-5(b). Alternatively, file an amended Schedule 13D reflecting group status.

Schedule TO-T   Exhibit (a)(1)(i)   Offer to Purchase for Cash

4. We note that tendering ADS holders whose securities are purchased in the offer will receive the offer consideration, less the ADS cancellation fee and the ADS depositary service fee. In your response letter, provide your analysis as to how this complies with the best-price provisions of Rule 14d-10.

Purpose of and Reasons for the Offer; Plans for Jumei After the Offer and the Merger, page 10

5. Your disclosure of the purpose of the proposed transaction appears to have been generally applicable at any time during the Company's history. Therefore, please revise to state why
   Parent is pursuing this transaction now as opposed to at any other time.

6. Parent states its belief that one of the anticipated benefits that would follow from Jumei being a privately held company includes the elimination of burdens such as "preparing periodic reports under federal securities laws and the costs of maintaining investor relations staff and resources and complying with the Sarbanes-Oxley Act of 2002." Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d)
   of Regulation M-A.

Position of the Offeror Group Regarding Fairness of the Offer and Merger, page
12

7. Expand your discussion of the factors upon which the fairness determination is based to address factors such as historical market prices, net book value, and future prospects of the
   Company. Refer to Instruction 2 to Item 1014 of Regulation M-A.
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March 13, 2020
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8. Affirmatively state whether or not the transaction has been structured so that approval of at least a majority of unaffiliated security holders would be required. Refer to Item 1014(c).

9. Provide the disclosures required by subsections (d) and (e) of Item 1014.

10. We note that the Offeror Group lists as a factor the fairness opinion received by the Special
    Committee from its financial advisor. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt such analysis as their own in order to satisfy their disclosure obligation. Refer to
    Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Offeror Group has adopted Holihan Lokey's analysis as its own.

11. Address whether the Offeror Group considered as a factor the required termination fee to be paid by the Company to Parent in the event the Merger Agreement is terminated.

Source and Amount of Funds, page 39

12. We note reference to "other sources of immediately available funds available to Purchaser and Parent." Disclose the nature of these sources and quantify how much you anticipate drawing from these sources for the offer.

13. You disclose that Jumei and its subsidiaries hold approximately $49 million cash in RMB in bank accounts in China, which will be exchanged into U.S. dollars "using the foreign exchange quota available to it and through other means permitted under applicable law."
    Given the various foreign exchange control restrictions under PRC law, please quantify the amount of these funds that Purchaser anticipates will be readily available for use in connection with this offer. To the extent that there is a risk these funds will not be available when needed due to exchange controls, please discuss where appropriate.

14. Confirm that you will file the definitive loan agreement for the debt financing commitment as an exhibit to the Schedule TO once it is available. Refer to Item 1016(b) of Regulation M-A.

Conditions to the Offer, page 41

15. We note that the Offer is conditioned on Purchaser acquiring minimum financing. Given that the Offer will be financed through a combination of cash on hand, various lines of credit, and a third party debt financing (which is itself subject to the satisfaction of certain conditions), please provide additional details regarding the operation of this condition, such that shareholders may ascertain when the offer will be considered fully financed.

16. Refer to our prior comment above. Generally, when an offer is conditioned on the ability of a party to obtain financing, a material change will occur in the information previously
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   disclosed when the offer becomes fully financed. Confirm that you will promptly file an amendment to the Schedule TO and disseminate disclosure of such a material change.

17. You state that the Offer conditions may be waived by Purchaser "in its sole discretion, in whole or in part, at any time." This suggests that Purchaser may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent you become aware of any offer condition becoming operative in a way that would enable Purchaser to terminate the offer or cancel the obligation to accept tenders, and
    Purchaser elects to proceed with the offer anyway, we view that decision as a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 14d-6(c). Please revise this section to qualify the referenced disclosure by affirming Purchaser's understanding of its obligation to disclose material changes.

18. Condition (vi) to the offer requires that Jumei shall have performed or complied in all material respect with all agreements or obligations required to be performed or complied with by it under the Merger Agreement. Given that Jumei is the Schedule 13E-3 filing person and is controlled by Mr. Chen, we are concerned that this condition could render the offer illusory, in contravention of Section 14(e), since the condition appears to be within the control of Purchaser and its affiliates. Please revise this condition or provide us with your analysis supplementally if you do not agree.

19. With respect to condition (viii), please amend the Offer materials to advise whether the effect of the current virus outbreak and its potential negative impact on the operation of Jumei and its business partners constitutes a "material adverse effect," triggering this condition, and if so, whether or not you are waiving that condition.

Schedule TO-C filed February 25, 2020
Safe Harbor Statement

20. The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by
    their terms, not available for statements made in connection with a tender offer. See
    Securities Act Section 27A(b)(2)(C) and Securities Exchange Act Section 21E(b)(2)(C).
    Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to the offer or future offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone
    Interpretations, Third Supplement, July 2001.



                                               *   *   *
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March 13, 2020
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        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions